UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated January 9, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: January 12, 2015

Exhibit 99.1

WuXi PharmaTech Acquires NextCODE Health

to Create Global Leader in Genomic Medicine

NextCODE and WuXi’s Genome Center will offer comprehensive clinical,

research, and diagnostic testing products and services worldwide

SHANGHAI, China, January 9, 2015 /PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries with operations in China and the United States, announces that it has acquired NextCODE Health, a leading genomic analysis and bioinformatics company with operations in the United States and Iceland, for $65 million in cash. WuXi plans to merge NextCODE Health and WuXi’s Genome Center into a new company to be named WuXi NextCODE Genomics. The business will be headquartered in Shanghai, with operations in Cambridge, Massachusetts, and Reykjavik, Iceland. The leadership of WuXi NextCODE Genomics will include Dr. Ge Li as CEO, Edward Hu as CFO, Hannes Smarason as COO, Dr. Jeffrey Gulcher as CSO, Dr. Hongye Sun as CTO, and Dr. Hakon Gudbjartsson as VP Informatics.

NextCODE Health was spun out from deCODE genetics after the latter was acquired by Amgen in December 2012. Founded in 1996, deCODE genetics is a global leader in analyzing and understanding the links between the genome and disease susceptibility. Using its unique expertise and population resources in Iceland, deCODE genetics has discovered genetic risk factors for dozens of diseases ranging from cardiovascular disease to cancer. In October 2013, NextCODE Health announced that it had obtained from Amgen a five-year exclusive license for sequence-based clinical diagnostic applications using technology developed by deCODE genetics.

NextCODE Health has developed the world’s leading genome sequence analysis platform and the most efficient database architecture, enabling clinicians and researchers around the globe to use the full power of next-generation sequencing data to better diagnose and treat diseases. The company’s solutions combine the only whole genome analysis system developed at population scale with access to the largest clinical genetics reference database in the world. These capabilities give clinicians and researchers the ability to store, visualize, and analyze all of their genetic data at base-by-base resolution, in real time, from any browser; to collaborate with other clinicians and researchers; and thereby to solve more medical cases more efficiently.

The WuXi Genome Center was established in 2011 to provide next-generation sequencing solutions to academics, the life science industry, and medical institutions to advance personalized medicine. By integrating with WuXi AppTec’s full range of discovery and development services for the biopharmaceutical industry, the WuXi Genome Center provides a complete solution for drug development projects from target discovery and preclinical and clinical development to personalized medicine. The center meets international clinical standards and is the only CLIA-certified clinical genomics laboratory in China. WuXi Genome Center has ten Illumina HiSeq X sequencing machines in operation. In addition to offering sequencing services, WuXi’s genomics lab also provides assay development, validation, and testing services.

This acquisition lays the groundwork for the creation of an integrated global enterprise with unique advantages for applying genomics to medicine. It broadens and enhances WuXi’s existing genomic laboratory services for biopharmaceutical research and clinical development, as well as NextCODE’s unique capabilities in genome analysis. It provides global commercial customers of both entities with comprehensive genomic and bioinformatic capabilities, from CLIA-certified whole genome and whole exome sequencing to the analysis and interpretation of that sequencing data necessary to provide effective diagnosis and treatment.

This acquisition also represents an important step forward in WuXi’s development. For the first 14 years of its history, WuXi has served companies in the worldwide pharmaceutical, biotechnology, and medical device industries as they discover and develop new healthcare products. The acquisition will enable WuXi to broaden its customer base to doctors and patients. This is very important for WuXi’s vision to enable anyone and any company to discover and develop healthcare products and services to benefit patients.

“With the huge unmet medical needs in diseases with a genetic component and the rapid advances in genomics and bioinformatics, now is the right time for WuXi to make a strategic investment in this field, and NextCODE is the right partner,” said Dr. Ge Li, Chairman and CEO of WuXi PharmaTech. “This new venture of WuXi NextCODE Genomics will create important new genomic and bioinformatic products and services to help make personalized treatment and medicine a reality. It will also enable doctors to provide better treatments to patients.”

“With this transaction, WuXi and NextCODE will deploy the unique advantages of their combined platform in virtually every major application of genomics worldwide,” said Hannes Smarason and Jeffrey Gulcher, co-founders of NextCODE Health. “In WuXi, we have a superior partner with strengths, including CLIA-certified sequencing and leading global pharmaceutical customers with a strong need for companion diagnostics, that are highly complementary to those of NextCODE. Together, WuXi and NextCODE have the technology, vision, and resources to be a leader in the sequencing revolution for the benefit of patients and for the advancement of medicine around the world.”

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology, and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For further information, please visit http://www.wuxiapptec.com.

About NextCODE Health

NextCODE Health was co-founded in 2013 by former deCODE genetics executives Jeffrey Gulcher and Hannes Smarason as a spinout from deCODE genetics after the latter was acquired by Amgen in December 2012. NextCODE Health is headquartered in Cambridge, Massachusetts, and has operations in Reykjavik, Iceland. The company has developed the world’s most proven gene sequence analysis platform and the most efficient database architecture, enabling clinicians and researchers around the globe to use the full power of next-generation sequencing data to better diagnose and treat disease. The company’s solutions combine the only whole genome analysis system developed at population scale with access to the largest clinical genetics reference database in the world. For further information, please visit http://www.nextcode.com.

Contacts:

Ronald Aldridge

Director of Investor Relations

WuXi PharmaTech

+1 201-585-2048

ron_aldridge@wuxiapptec.com

Aaron Shi

Director of Corporate Communications

WuXi PharmaTech

+86 21-5046-4362

aaron_shi@wuxiapptec.com

Edward Farmer, Ph.D.

Vice President of Communications and New Ventures

WuXi NextCODE Genomics

efarmer@nextcode.com

+1 781-775-6206

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